VIA EDGAR
November 7, 2024
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Madeleine Joy Mateo

Re:	Community West Bancshares
Registration Statement on Form S-3
File No. 333-282463
Dear Ms. Mateo:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Community West Bancshares (the “Company”) hereby requests that the effective date for the Company’s Registration Statement on Form S-3 (File No. 333-282463) (the “Registration Statement”) be accelerated so that it will be declared effective at 10:00 a.m. (EDT) on Tuesday, November 12, 2024, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mark Bonenfant of Buchalter, A Professional Corporation at (213) 359-2497.

Sincerely,

Community West Bancshares

By:	/s/ Shannon Livingston Executive Vice President and Chief Financial Officer